Exhibit 2.2

                         UNITED STATES BANKRUPTCY COURT
                              DISTRICT OF MINNESOTA

In re: ______________________________                           BKY No. 05-41161

Veritec, Inc.,                                                        Chapter 11

          Debtor.

          DEBTOR'S THIRD MODIFIED PLAN OF REORGANIZATION

     Veritec, Inc., the debtor-in-possession in the above-referenced bankruptcy case proposes the following Plan of Reorganization ("PLAN") pursuant to Title 11 of the United States Code.

                                    ARTICLE I
                                   DEFINITIONS

     For purposes of this Plan, the following terms shall have the respective meanings hereinafter set forth. Any terms contained in this Plan that are not specifically defined shall have the meaning provided for in Title 11 of the United States Code, unless the context otherwise requires.

     "DEBTOR" means Veritec, Inc., the debtor-in-possession in the above-referenced bankruptcy case, and the reorganized debtor following confirmation of the Plan.

     "EFFECTIVE DATE" means the eleventh day after the Court's Order confirming the Debtor's Plan, provided no appeal from said Order is made.

     "FILING DATE" February 28, 2005.

                                   ARTICLE II
                       TREATMENT OF ADMINISTRATIVE CLAIMS

     Administrative claims are those costs and expenses of administration arising under Section 503(b) of the Code (other than as described in subparagraph 3 hereof) which are entitled to first priority under Section 507(a)(1) of the Code. The Debtor does not believe that there will be any unpaid administrative claims. If not paid previously, allowed administrative claims will be paid in full in cash on the Effective Date, or as soon as practicable thereafter but no later than fifteen (15) business days after the administrative claim becomes an allowed claim, or shall be paid in accordance with such terms as may have been agreed upon by the Debtor and the respective claimants.

     Professional fees that constitute administrative claims are the allowed fees and costs or the professionals that have been employed by the Debtor. Provided that the professionals receive Bankruptcy Court approval of their fees and expenses, these claims for professional fees shall be paid in full on the Effective Date, or as soon as practicable thereafter, or on such other date as the Court may fix, or in the ordinary course of business of the Debtor, or upon such terms as may be agreed upon by the particular professional and the Debtor.

     Fees payable by the Debtor under 28 U.S.C. Section 1930 shall be paid in full on the Effective Date and thereafter as and when due until the Chapter 11 case is closed, dismissed or converted. After confirmation, the Debtor shall submit monthly operating reports to the United States Trustee each month (or portion thereof) until the Chapter 11 case is closed, dismissed or converted. Such report shall be in the format prescribed by the United States Trustee.

     All Chapter 7 administrative expenses shall be paid on the Effective Date, if not already otherwise satisfied.

                              ARTICLE III PRIORITY
                                     CLAIMS

     Prepetition priority government claims, less any payments that the Debtor may have made during the course of this case, shall be paid, in full on the Effective Date or, over five years, with interest on the outstanding balance of the allowed claim at the rate provided for in 26 U.S.C. Section 6621(b), from and after the Effective Date. The claims shall be paid in full within six years of the date that the tax was assessed.

                                   ARTICLE IV
                     CLASSIFICATION OF CLAIMS AND INTERESTS

     All claims against the Debtor shall be bound by the provisions of the Plan and are hereby designated pursuant to and in accordance with Section 1123(a) of the Code as the following Classes: NO CLASS IS DEEMED IMPAIRED UNDER THIS PLAN.

     CLASS A. (Unsecured Claims). The allowed claims that are not secured by a lien on property in which the Bankruptcy Estate has an interest, and that are not specifically included in any other class. The Debtor estimates the allowed claims in this class to be approximately $236,000.00.

     CLASS B. (Mitsubishi). This class consists of the claim of Mitsubishi Corporation (Japan) ("MITSUBISHI") in the compromised amount of $300,000.00.

     CLASS C. (Frost, Brown). This class consists of the compromised claim of Frost, Brown, Todd, LLC ("FBT") which has been compromised such that FBT is not asserting a monetary claim.

     CLASS D. (Quinn, Emanuel). This class consists of the compromised claim of Quinn, Emanuel, et al. ("QE") totaling $20,000.00.


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     CLASS E. (Shareholders). This Class shall consist of the shareholder interests in the Debtor. It is believed that there are in excess of 800 such shareholders.

                                    ARTICLE V
                              TREATMENT OF CLASSES

     CLASS A. GENERAL UNSECURED CLAIMS.

     The Plan will leave unaltered the legal, equitable, and contractual rights held by each member of this class. Payments shall be made within 30 days of the Effective Date.

     CLASS B. MITSUBISHI.

     The Debtor's largest creditor, Mitsubishi, has agreed to accept a lesser sum than the full amount detailed in their proof of claim. The settlement with Mitsubishi (attached hereto as Exhibit A and hereby incorporated by reference) shall be approved in all respects by the Order confirming this Plan and their treatment shall be in accord with Exhibit A. The payment to Mitsubishi shall be made within 10 days of the Effective Date.

     CLASS C. FBT.

     FBT has agreed to accept nothing on its claim in exchange for a release by the Debtor. The settlement with FBT (attached hereto as Exhibit B and hereby incorporated by reference) shall be approved in all respects by the Order confirming this Plan and FBT's treatment shall be in accord with Exhibit B.

     CLASS D. QE.

     QE has agreed to accept a lesser sum than the full amount of its claim. The settlement with QE (attached hereto as Exhibit C and hereby incorporated by reference) shall be approved in all respects by the Order confirming this Plan and their treatment shall be in accord with Exhibit C. Payment shall be made within 30 days of the Effective Date.

     CLASS E. SHAREHOLDERS.

     The Plan will leave unaltered the legal, equitable, and contractual right held by each member of this class. The interest of the shareholders shall not be impaired under this Plan and each member of this class shall retain their equity in the Debtor.


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

                                   ARTICLE VI
                       CONTESTED CLAIMS/LATE-FILED CLAIMS

     The Debtor, or any party in interest, has the right to object to claims or interests filed within the bankruptcy proceeding within 30 days of the Effective Date, or such other time as the Court may direct. No payment will be made under the Plan with respect to a contested claim until that claim becomes allowed, by agreement of the parties to any claim dispute or by final order of the Court. As soon as practicable after the allowed claim is established by agreement or final order, Debtor will pay the holder of such allowed claim the amount provided in the Plan.

                                   ARTICLE VII
                         MEANS FOR EXECUTION OF THE PLAN

     The primary enabler to this Plan is the Debtor's Settlement Agreement with Mitsubishi (the "AGREEMENT"), which is attached hereto as Exhibit A. Confirmation of the Plan shall be deemed Court approval of the Agreement.

     The scheduled Plan payments and other financial obligations of the Debtor under the Plan shall be funded by deposits already possessed by the Debtor. At the time of reconversion, on March 8, 2006, the Debtor had deposits of $493,428.00. The Debtor has orders, received while in Chapter 7, that it expects that it can fulfill and generate immediate revenue. The Debtor anticipates having at least $851,000.00 to fund the Plan and actual cash needs of about $444,701.39. However, to the extent needed, the Debtor has a loan commitment for a loan of $200,000.00 from Larry J. Johanns, John R. Johanns and Laird E. Powers ("LENDERS").

     To the extent required, the Debtor will fund its loan obligations described in this section from its ongoing operations. The Debtor continues to grow its revenues from all of its technologies and has the right to receive a portion of the proceeds of patent infringement cases prosecuted by VData, LLC. The Debtor is generating, and will in the future generate, a steady, substantial revenue steam.

     The distributions under the Plan will be made by the Debtor on the dates provided for in the Plan, or on such earlier dates as the Debtor, in its sole discretion, may chose. Any payment or distribution required to be made under this Plan on a day other than a business day will be made on the next succeeding business day, or as soon thereafter as practicable.

     In the event that any property to be distributed under the Plan remains unclaimed or otherwise not deliverable to a creditor entitled thereto as of the later of: (a) one year after the date on which an order confirming the Plan is entered; or (b) one hundred twenty (120) days after any distribution called for under the terms of the Plan, such will become vested in and will be transferred and delivered to the Debtor. Unclaimed property will include, but not be limited to, checks issued pursuant to the Plan but not negotiated within ninety (90) days of the date such check was issued.

     Unless otherwise provided in the Plan, distributions will be made under the Plan to holders of allowed claims by first class U.S. Mail, postage prepaid to
(a) the latest mailing address set forth in the schedules if no proof of claim was filed; or (b) to the address appearing on the respective creditor's proof of claim. Distributions will be deemed to be made as of the time they are deposited into the U.S. Mail.


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

                                  ARTICLE VIII
                    EXECUTORY CONTRACTS AND UNEXPIRED LEASES

     The Debtor assumes hereunder all of its executory contracts and leases.

                                   ARTICLE IX
           POST-CONFIRMATION COMPOSITION OF THE DEBTOR AND MANAGEMENT

     The Debtor's directors and officers shall retain their positions at the same rates of compensation.

     The Plan will be binding upon and inure to the benefit of the Debtor, all present and former holders of claims against, or of interests in, the Debtor, and all respective successors and assigns.

                                    ARTICLE X
                       AVOIDABLE TRANSFERS AND LITIGATION

     The Bankruptcy Code provides for a number of claims and causes of action that debtor-in-possession may assert for the benefit of the bankruptcy estate, Among the rights of recovery that are available to a debtor-in-possession are those based on theories of preferential and fraudulent transfer.

     A preference is a payment or other transfer of property of the Debtor to or for the benefit of a creditor, before the bankruptcy case was commenced, on an antecedent debt, which transfer has the following characteristics: (1) was made while the debtor was insolvent; (2) it was made within the time period(s) specified in the Code; and (3) it enables the creditor receiving the transfer to receive more than it otherwise would have received if the case were a Chapter 7 case. When a debtor successfully makes a claim against a creditor (preference defendant) on a preference, the preference defendant is required to return the payment or other transfer made, and the preference defendant then ordinarily has an unsecured claim in the amount of the returned preference.

     An avoidable fraudulent conveyance under the Bankruptcy Code is a transfer of an interest of the debtor in property, or any obligation incurred by the debtor, that was made or incurred on or within one year before the date of filing of the case and that was either: (a) undertaken with actual intent to hinder, delay or defraud any entity to which the debtor was or became indebted, or (b) a transaction under which the debtor received less than reasonably equivalent value, and (i) the debtor was insolvent on the date that the transfer was made or became insolvent as a result of the transaction; (ii) the debtor was engaged in business or a transaction, or was about to engage in such business or transaction for which the debtor's remaining assets would be insufficient; or
(iii) the debtor intended to incur or believed that it would incur debts beyond the debtor's ability to pay as such debts matured.

     The Debtor is unaware of, and therefore does not presently intend to pursue, any actions based on either fraudulent or preferential transfers.


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

                                   ARTICLE XI
                 RETENTION AND ENFORCEMENT OF CLAIMS OR INTEREST
                         BELONGING TO DEBTOR OR ESTATE

     Unless specifically released herein, Debtor retains and may, at its option, enforce any claim or interest belonging to itself or the estate, including, but not limited to, any claim for avoidance of any transfer and recovery of any asset that could be avoided and recovered by a trustee under the Bankruptcy Code. Debtor may object to allowance of any claim, unless such claim, interest, or objection has been compromised and such compromise has been approved by order of the Court entered prior to the confirmation date or provided for in this Plan. Any claim or interest recoverable under Code Section 550 will remain property of Debtor after the confirmation date, and any property or funds recovered under such claim or interest will remain property of Debtor until such property or funds are used to pay the expenses, including attorneys' fees, arising from the prosecution of such claim or interest. Debtor may, at its option, compromise any claim, interest or objection retained herein after the confirmation date without approval from the Court.

     Subject to the limitations provided in 11 U.S.C. Section 553, the Debtor may, but shall not be required to, setoff against any claim and the payment or other distribution to be made pursuant to the Plan in respect of such claim, claims of any nature whatsoever the Debtor may have against the holder of such claim. Neither the failure to setoff, nor the allowance of any claim hereunder shall constitute a waiver or release by the Debtor of any such claim that the Debtor may have against such holder.

                                   ARTICLE XII
                            MODIFICATION OF THIS PLAN

     Debtor may amend or modify this Plan in the manner provided for under Code Sections 1127(a) or (b). Debtor shall give notice of any proposed modifications to the United States Trustee, any party who has filed a response or objection (other than a ballot) to the Plan, any party who has requested notice under Bankruptcy Rules 2002(I) or 9010(b), and any party the treatment of whose claim is affected by the modification. Debtor also reserves the right to make such modifications at any hearings on confirmation as are necessary to permit this Plan to be confirmed under Code Section 1129(b).

                                  ARTICLE XIII
                  PLAN CONSUMMATION AND CONTINUING JURISDICTION

     Following confirmation and substantial consummation, the Court may enter a final order and direct that this bankruptcy case be closed. The Plan will be fully consummated upon the fulfillment by Debtor of all of its obligations for payment and distributions under this Plan.

     The Court shall retain jurisdiction until this Plan has been fully consummated for the following purposes: entry of an order releasing and satisfying mortgages or liens; classification of the claims and interests of creditors and allowance of the claims and interests of creditors; allowance of claims for damages from the rejection of executory contracts; determination of all questions and disputes regarding title to the assets of the estate and determination of all causes of action between Debtor and any other party, including but not limited to any claim, interest or objection retained under this Plan; correction of any defect; the curing of any omission or the reconciliation of any


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

inconsistency in this Plan or the order of confirmation as may be necessary to carry out the purpose and intent of this Plan, interpretation and enforcement of the terms of this Plan; shortening or extending for cause, of time fixed for doing any act or thing under this Plan, and entry of any order, including any injunction, necessary to enforce the title, rights and powers of Debtor. The Court may exercise its jurisdiction after notice and a hearing or ex parte, as the Court determines to be appropriate.


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

                                        VERITEC, INC.


Dated: March 10, 2006                   By:  /s/ Van Thuy Tran
                                             -----------------------------------
                                             Van Thuy Tran
                                        Its: Chief Executive Officer


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

                                    EXHIBIT A

                              SETTLEMENT AGREEMENT

     This Settlement Agreement (the "Agreement") is made as of this __ day of January, 2006 by and between Veritec, Inc. (as debtor and debtor-in-possession), a corporation duly registered and existing under the laws of the State of Nevada having its principal place of business at 1430 Orkla Drive, Golden Valley, Minnesota 55427 USA ("Veritec"), Vcode Holdings, Inc., ("Vcode", and collectively with Veritec, the "Veritec Parties"), and VData LLC, a limited liability company ("VData"), on the one hand, and Mitsubishi Corporation, a corporation duly organized and existing under the laws of Japan having its principal place of business at 6-3 Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-8086 Japan ("Mitsubishi"), on the other hand.

                                    RECITALS

     WHEREAS, Veritec and Mitsubishi were parties to an arbitration captioned Veritec, Inc v. Mitsubishi Corporation, Case No. 11944/TE, before the International Chamber of Commerce International Court of Arbitration (the "Arbitration"), in which a Final Award, dated February 7, 2005 (the "Final Award"), was issued in favor of Mitsubishi and against Veritec;

     WHEREAS, the United States District Court for the Central District of California confirmed the Final Award and issued a final judgment upon the award (the "Judgment");

     WHEREAS, on February 28, 2005, Veritec filed for bankruptcy under Chapter 11 in the District of Minnesota;

     WHEREAS, Veritec's bankruptcy case has been converted to a Chapter 7 liquidation;

     WHEREAS, Veritec has appealed the Judgment to the Court of Appeals for the Ninth Circuit, Case No. 05-56222, (the "Appeal");

     WHEREAS, Mitsubishi has filed an application to have Veritec held in contempt for violating the Judgment and the United States District Court for the Central District of California has issued an Order Re: Application for An Order to Show Cause Why Veritec Should Not be Held in Contempt in Case No. CV 05-1144 ABC (such related proceeding, the "Contempt Proceeding");

     WHEREAS, VData and Vcode have filed a complaint against Mitsubishi in the United District Court for the District of Minnesota, Civil Action No.:
05-2079JNE/SRN (the "Lawsuit");

     WHEREAS, the Parties now wish to resolve their differences and disputes through the settlement and release of claims contained herein as well as through a licensing agreement that will be executed simultaneously herewith (the "License Agreement");

     WHEREAS, Veritec and Mitsubishi have previously entered into agreements relating to the subject matter of the Arbitration and this Agreement, including the 1996 Agreement, the Trademark License Agreement (now terminated by Mitsubishi), and the 1998 Amendment Agreement (now terminated, and all as defined below);

     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed as follows:

     1. DEFINITIONS

          1.1 "1996 Agreement" shall mean the document titled "Agreement" executed by Mitsubishi and Veritec on November 12, 1996.

          1.2 "1998 Amendment Agreement" shall mean the document titled "Amendment Agreement" executed by Mitsubishi and Veritec on July 2, 1998.

          1.3 "2D-Code Products" shall mean any two-dimensional matrix symbols and any product, whether hardware, software or both, used to encode, decode, mark, print or read two-dimensional matrix symbols.

          1.4 "Customers" shall mean distributors, resellers, original equipment manufacturers ("OEMs"), value added resellers ("VARs"), sublicensees (as permitted herein or under the License Agreement), agents, representatives, customers and end-users of 2D-Code Products (including their respective employees, officers, directors, shareholders, partners, attorneys, agents, representatives, successors-in-interest, predecessors-in-interest, or subsidiaries).

          1.5 "Dischargers" shall mean (a) with respect to the Veritec Parties:
Veritec, Vcode, and their assigns, agents, successors-in-interest, affiliates and subsidiaries, (b) with respect to VData: VData and its assigns, agents, successors-in-interest, affiliates and subsidiaries, and (c) with respect to
Mitsubishi: Mitsubishi and its assigns, agents and successors-in-interest

          1.6 "Effective Date" shall have the meaning defined in Section 16.1.

          1.7 "Manufacturers" shall mean manufacturers (including without limitation, reader, printer and marker manufacturers), suppliers and assemblers of 2D-Code Products (including their respective employees, officers, directors, shareholders, partners, attorneys, agents, representatives, successors-in-interest, predecessors-in-interest, or subsidiaries).

          1.8 "NCD" shall mean Nippon Computer Dynamics Co. Ltd.

          1.9 "Party" shall mean any of Mitsubishi, Veritec, Vcode and VData, which are collectively referred to as the "Parties."

          1.10 "Toray" shall mean Toray Engineering Co. Ltd.

          1.11 "Trademark License Agreement" shall mean the document titled "Trademark License Agreement" executed by Mitsubishi and Veritec on November 12, 1996 and terminated by a notice letter from Mitsubishi dated August 22, 2005.

          1.12 "VData Intellectual Property Rights" shall mean the license and enforcement rights granted by the Veritec Parties to VData pursuant to the 2003 Exclusive


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

Agreement relating to, without limitation (a) the following patents: U.S. Patent Nos. 4,924,078; 5,331,176; and 5,612,524, (b) all patents issuing at any time from any divisional, continuation and continuation-in-part applications related to any of those patents; (c) reissues and reexamination certificates of the foregoing listed or related patents; and (d) patents issuing at any time from applications corresponding in whole or in part to any of the foregoing in any country of the world, including without limitation, European Patent Office Patent No. 0438841.

          1.13 "Veritec Patents" shall mean (a) U.S. Patent Nos. 4,924,078; 4,972,475; 5,331,176; and 5,612,524; (b) all patents issuing at any time from any divisional, continuation and continuation-in-part applications related to any of those patents; (c) reissues and reexamination certificates of the foregoing listed or related patents; (d) patents issuing at any time from applications corresponding in whole or in part to any of the foregoing in any country of the world, including without limitation, European Patent Office Patent No. 0438841; and (e) all other Veritec Party patents now or hereinafter developed or acquired, whether by purchase, license or otherwise, relating to 2-D Code Products, including patents covering Improvements to inventions covered by any of the foregoing.

     2.   SETTLEMENT AND MUTUAL RELEASE

          2.1 In consideration for, and subject to, the covenants set forth in this Agreement, Veritec (and its estate in bankruptcy) and Vcode, and their respective Dischargers hereby release, acquit, and forever discharge Mitsubishi from any and all claims (including all claims under the Bankruptcy Code), causes of action, liabilities, suits, actions, judgments, demands, debts, losses and expenses, obligations (except for the obligations assumed by Mitsubishi in this Agreement or in the License Agreement), damages, punitive or exemplary damages, attorneys' fees, costs and/or sanctions, whether liquidated or unliquidated, mature or unmatured, known or unknown, suspected or unsuspected, concealed or hidden, of every kind and nature, in law or in equity, even those claims which if known as of the Effective Date may have materially affected this Agreement, which any of such Dischargers now owns or holds, or may have owned or held on or before the Effective Date, or have at any time theretofore owned or held, or which are based, in whole or in part, on anything whatsoever occurring, done, omitted, or suffered prior to the Effective Date.

          2.2 In consideration for, and subject to, the covenants set forth in this Agreement, VData and its Dischargers hereby release, acquit, and forever discharge Mitsubishi from any and all claims (including all claims under the Bankruptcy Code), causes of action, liabilities, suits, actions, judgments, demands, debts, losses and expenses, obligations (except for the obligations assumed by Mitsubishi in this Agreement or in the License Agreement), damages, punitive or exemplary damages, attorneys' fees, costs and/or sanctions, whether liquidated or unliquidated, mature or unmatured, known or unknown, suspected or unsuspected, concealed or hidden, of every kind and nature, in law or in equity, even those claims which if known as of the Effective Date may have materially affected this Agreement, which any of such Dischargers now owns or holds, or may have owned or held on or before the Effective Date, or have at any time theretofore owned or held, or which are based, in whole or in part, on anything whatsoever occurring, done, omitted, or suffered prior to the Effective Date and which relate in any way whatsoever to the infringement or alleged infringement of the Veritec Patents. For the avoidance of doubt, this release shall be for the benefit of Mitsubishi with respect to any product, or any component of any product, to which a two-dimensional matrix symbol is affixed by any 2D-Code Products supplied directly or indirectly, in whole or in part, to, by or on behalf of Mitsubishi or its assignees or sublicensees (as permitted herein or in the License Agreement).

          2.3 In consideration for, and subject to, the covenants set forth in this Agreement, each of the Veritec Party Dischargers and VData Dischargers hereby also releases, acquits, and forever discharges Mitsubishi's Manufacturers and direct and indirect (through one or more levels of Customers) Customers from any and all claims, causes of action, liability, suits, actions, judgments, demands, debts, losses and expenses, damages, punitive or exemplary damages, attorneys' fees, costs and/or sanctions, whether liquidated or unliquidated, mature or unmatured, known or unknown, suspected or unsuspected, concealed or hidden, of every kind and nature, in law or in equity, even those claims which if known as of the Effective Date may have materially affected this Agreement, which any of such Dischargers now owns or holds, or may have owned or held on or before the Effective Date, or have at any time theretofore owned or held, or which are based, in whole or in part, on anything whatsoever occurring, done, omitted, or suffered prior to the Effective Date and which relate in any way whatsoever to the infringement or alleged infringement of any of the Veritec Patents, resulting from any product or component of any product which is or was made, offered for sale, or sold by or on behalf of Mitsubishi or its assignees or sublicensees (as permitted herein or in the License Agreement). For the avoidance of doubt, this release shall be for the benefit of the above-identified entities or individuals with respect to any product, or any component of any product, to which a two-dimensional matrix symbol is affixed by any 2D-Code Products supplied directly or indirectly, in whole or in part, to, by or on behalf of Mitsubishi or its assignees or sublicensees (as permitted herein or in the License Agreement. Notwithstanding the foregoing, this release shall not apply to any manufacturer, distributor, seller, user or other party, for products made or supplied by or on behalf of parties other than Mitsubishi or its assigns or sublicensees (as permitted herein or in the License Agreement).

          2.4 Each Veritec Party Discharger and VData Discharger shall cause its employees, officers, directors, shareholders, partners, attorneys, agents, representatives, assigns, successors-in-interest, predecessors-in-interest, affiliates and subsidiaries to adhere to Sections 2.1, 2.2 and 2.3 to the same extent as that Discharger.

          2.5 Veritec shall pay to Mitsubishi, by wire transfer, within ten days of entry of the Plan Order (as defined in Section 16.1), the sum of US$300,000.00 (the "Settlement Payment"). The Settlement Payment shall be in full and final settlement of any and all claims described under Section 2 hereof, including without limitation the Arbitration and Judgment. In the event of any failure of Veritec to pay the Settlement Payment as required under this
Section 2.5, Mitsubishi shall be entitled to recover all reasonable costs (including reasonable attorneys' fees and expenses) associated with collecting such payment.

          2.6 In consideration for, and subject to, the covenants set forth in this Agreement, and the payment by Veritec of the Settlement Payment, Mitsubishi and its Dischargers hereby release, acquit, and forever discharge the Veritec Parties from any and all claims (including any claims in the Contempt Proceeding), causes of action, liability, suits, actions, judgments (including the Judgment), demands, debts, losses and expenses, obligations (except for the obligations assumed by the Veritec Parties in this Agreement or the License

Agreement), damages, punitive or exemplary damages, attorneys' fees, costs and/or sanctions, whether liquidated or unliquidated, mature or unmatured, known or unknown, suspected or unsuspected, concealed or hidden, of every kind and nature, in law or in equity, even those claims which if known as of the Effective Date may have materially affected this Agreement, which any of such Dischargers now owns or holds, or may have owned or held on or before the Effective Date, or have at any time theretofore owned or held, or which are based, in whole or in part, on anything whatsoever occurring, done, omitted, or suffered prior to the Effective Date.

          2.7 In consideration for, and subject to, the covenants set forth in this Agreement, and the payment by Veritec of the Settlement Payment, Mitsubishi and its Dischargers hereby also release, acquit, and forever discharge the Veritec Parties' Manufacturers and direct and indirect (through one or more levels of Customers) Customers from any and all claims, causes of action, liability, suits, actions, judgments, demands, debts, losses and expenses, damages, punitive or exemplary damages, attorneys' fees, costs and/or sanctions, whether liquidated or unliquidated, mature or unmatured, known or unknown, suspected or unsuspected, concealed or hidden, of every kind and nature, in law or in equity, even those claims which if known as of the Effective Date may have materially affected this Agreement, which any of such Dischargers now owns or holds, or may have owned or held on or before the Effective Date, or have at any time theretofore owned or held, or which are based, in whole or in part, on any thing whatsoever occurring, done, omitted, or suffered prior to the Effective Date and which relate in any way whatsoever to the manufacture, use, sale, offer to sell, reproduction, public display, distribution, modification, creation of derivative works, import, export or other transfer of 2D-Code Products supplied directly or indirectly, in whole or in part, to or by the Veritec Parties.

          2.8 In consideration for, and subject to, the covenants set forth in this Agreement, and the payment by Veritec of the Settlement Payment, Mitsubishi and its Dischargers hereby release, acquit, and forever discharge VData from any and all claims, causes of action, liability, suits, actions, judgments, demands, debts, losses and expenses, obligations (except for the obligations assumed by VData in this Agreement or the License Agreement), damages, punitive or exemplary damages, attorneys' fees, costs and/or sanctions, whether liquidated or unliquidated, mature or unmatured, known or unknown, suspected or unsuspected, concealed or hidden, of every kind and nature, in law or in equity, even those claims which if known as of the Effective Date may have materially affected this Agreement, which any of such Dischargers now owns or holds, or may have owned or held on or before the Effective Date, or have at any time theretofore owned or held, or which are based, in whole or in part, on anything whatsoever occurring, done, omitted, or suffered prior to the Effective Date and which relate to VData's filing of the Lawsuit.

          2.9 It is the intention of the Parties to this Agreement that the foregoing releases and covenants shall be effective as a bar to all matters within their scope. In furtherance and not in limitation of such intention, the releases described herein shall be, and shall remain in effect as, full and complete releases, notwithstanding the discovery or existence of any additional or different facts or claims existing prior to the Effective Date. It is expressly understood and agreed that this Agreement is intended to cover and does cover not only all known facts and/or claims, but also any facts and/or claims existing prior to the Effective Date and not known or anticipated, but which may be later discovered, including all the effects and consequences thereof. To further effectuate this intention, the Parties acknowledge their awareness of California Civil Code Section 1542, which reads as follows:

          Section 1542. General Release. A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release which, if known by him, must have materially affected his settlement with the debtor.

To the extent applicable, it is the intention of the Parties to waive their respective rights under that section and any statute, rule and legal doctrine similar to California Civil Code Section 1542. In waiving the provisions of
Section 1542 of the California Civil Code and any similar statutes, rules and legal doctrines in California or any other jurisdiction, the Parties expressly acknowledge and understand that they may hereafter discover facts in addition to or different from those which they now believe to be true with respect to the subject matter of the disputes and other matters released herein, but expressly agree that they have taken these possibilities into account in electing to participate in this Agreement, and that the releases given herein shall be and remain in effect as full and complete releases notwithstanding the discovery or existence of any such additional or different facts existing prior to the Effective Date, as to which the Parties expressly assume the risk.

          2.10 Other than as required by law, the Parties agree that they will not commence, maintain, initiate or prosecute or cause, encourage, assist, advise or cooperate with any other person or entity to commence, maintain, initiate or prosecute any action, suit, proceeding or claim before any court or other tribunal (whether state, federal, arbitral, or otherwise) against another Party or any person or entity covered by Sections 2.3 and 2.7, above, arising from, concerned with, or otherwise related to, in whole or in part, any of the claims released herein.

     3. [RESERVED]

     4. REPRESENTATIONS AND WARRANTIES

          4.1 Each of the persons signing this Agreement declares and represents that the Party on whose behalf he or she is signing is competent to execute this instrument and that he or she is duly authorized, and has the full right and authority, to execute this Agreement on such Party's behalf, with the exception of Veritec, which shall have such authority upon approval by the Bankruptcy Court as envisioned by Section 16 below.

          4.2 Each Party represents and warrants to the other Parties that it is duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has full corporate power and authority to conduct its business as now conducted, and, if applicable, is qualified to do business in each state in which it is required to be qualified to carry on its business as conducted on the date of execution of this Agreement.

          4.3 Each Party represents and warrants to the other Parties that it has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action by it, and has been duly executed and delivered by it, and constitutes the legal, valid, and binding obligation of it enforceable against it in accordance with its terms, with the exception of Veritec, which shall have such power and authority upon approval by the Bankruptcy Court as envisioned by Section 16 below.

          4.4 Each Party represents and warrants to the other Parties that neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will conflict with or violate (i) any provision of its certificate or articles of incorporation or by-laws, (ii) any law or any order, regulation, judgment, writ or injunction of any court, commission, regulatory body, administrative agency or other governmental body having jurisdiction over it, or any of its properties, assets or operations, or
(iii) any contract, agreement, license, indenture, mortgage, deed of trust, security, lease or other instrument or obligation to which it is a party or by which it or its assets are bound.

          4.5 Each Party represents and warrants to the other Parties that each has received independent legal advice from their respective attorneys with respect to the advisability of executing this Agreement.

          4.6 Each Party represents and warrants to the other Parties that the respective Party or a responsible agent of the Party has read this Agreement and understands the contents of this Agreement.

     5. [RESERVED]

     6. FURTHER COOPERATION. The Parties agree to cooperate folly in the execution of this Agreement, and to execute any and all supplementary documents and to take any and all additional actions that may be necessary or appropriate to give full force to the basic terms and intent of this Agreement, and which are not inconsistent with its terms.

     7. ASSIGNMENT. This Agreement shall inure to the benefit of and be binding upon each of the Parties hereto and their respective successors and assigns. Except as expressly provided herein, this Agreement may not be voluntarily assigned, in whole or in part, without the prior written consent of the other Parties. Any attempted assignment in violation of this provision shall be null and void,

     8. INDEMNITY.

          8.1 The Veritec Parties shall jointly and severally indemnify, defend and hold harmless Mitsubishi, Toray and NCD, and their Customers, Manufacturers, affiliates, transferees, assigns and sublicensees and the officers, directors, employees, and agents of each (collectively "Indemnified Party") from any claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies including interest, penalties and reasonable attorneys' and other professional fees that it shall incur or suffer, which may arise, result from or relate to any breach of or failure by any Veritec Party to perform any of its representations, warranties, covenants or agreements in this Agreement.

     9. NON-WAIVER

          9.1 Any failure by any Party hereto to enforce, at any time or for any period of time, any of the provisions of this Agreement shall not constitute or be construed as a waiver of that Party's right thereafter to enforce each and every provision of this Agreement.

          9.2 The provisions of this Agreement may not be waived except by a writing executed by the authorized representative of the Party against which such waiver is sought to be enforced.

          9.3 All remedies and rights hereunder shall be cumulative, and none of them shall be in limitation of any other remedy or right of any Party.

     10. ENTIRE AGREEMENT; AMENDMENT; INTERPRETATION

          10.1 This Agreement (including its exhibits) contains all the understandings of the Parties with respect to the subject matter hereof and, except as expressly acknowledged herein, supersedes and cancels all previous agreements and understandings, whether written or oral, pertaining thereto, including the 1996 Agreement, the Trademark License Agreement and the 1998 Amendment. This Agreement may not be varied or modified in any manner other than a writing signed by the authorized representative on behalf of each Party.

          10.2 Each Party acknowledges and represents that the terms of this Agreement have been negotiated among the Parties and that each Party has been advised by legal counsel in said negotiations. Each Party agrees that regardless of which Party may be deemed to have drafted this Agreement, it shall not be interpreted against such Party on that basis. The Parties agree that this Agreement has been negotiated at arms' length by parties of equal bargaining power, each represented by competent counsel of its own choosing.

          10.3 Each Party acknowledges and represents that it (a) has fully and carefully read this Agreement prior to its execution; (b) has been fully apprised by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) has had the opportunity to make whatever investigation or inquiry it deemed necessary or appropriate in connection with the subject matter of this Agreement; (d) has been afforded the opportunity to negotiate as to any and all terms hereof; and (e) is executing this Agreement voluntarily, free from any undue influence, coercion, duress or menace of any kind.

          10.4 Each Party acknowledges and agrees that the other has made no representation or promises concerning the subject matter of this Agreement except those expressly contained in this Agreement and further acknowledges and agrees that it is not entering into this Agreement on the basis of any promise or representation, expressed or implied, other than as provided expressly in this Agreement.

     11. SEVERABILITY OF PROVISIONS. If any provision of this Agreement is found unenforceable or unlawful, the remaining provisions of this Agreement shall remain fully effective and enforceable.

     12. HEADINGS. Headings in this Agreement are inserted for convenience only and shall not constitute part hereof for any purposes whatsoever.

     13. GOVERNING LAW. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of California applicable to contracts made and to be fully performed in California, without regard to California's rules regarding conflicts of law.

     14. DISPUTE RESOLUTION

          14.1 All disputes that may arise under or in relation to this Agreement, with the exception of any action brought by Mitsubishi pursuant to
Section 2.5 above, shall be settled exclusively by binding arbitration in San Francisco, California and shall be administered by the International Centre for Dispute Resolution in accordance with its International Arbitration Rules before one or three arbitrators selected in accordance with said rules.

          14.2 The arbitration proceedings shall be conducted in English except for any documentary evidence, which may be submitted in its original language.

          14.3 The prevailing Party in any such dispute shall be awarded its reasonable attorneys' fees and costs.

          14.4 The resulting award shall be final and binding and shall be enforceable upon entry of judgment thereon in any court of competent jurisdiction. Each Party consents to the jurisdiction and venue of all state and federal courts located in San Francisco, California for any action or proceeding relating to the arbitration or the resulting award and irrevocably waives and agrees not to plead or claim in any such action or proceedings any argument or defense that such court lacks personal jurisdiction over a Party or is an inconvenient forum. The Party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys fees, to be paid by the Party against whom enforcement is ordered.

     15. EQUITABLE RELIEF

          15.1 The Parties hereby acknowledge and agree that the rights of Mitsubishi under Section 2 of this Agreement are of a special character which gives them a particular value, for the loss of which Mitsubishi cannot be reasonably or adequately compensated in damages in any action at law and that a breach of this Agreement by any other Party will cause Mitsubishi immediate, irreparable injury and damage. Each Party therefore expressly agrees that, in the event of a breach or threatened breach of any provision of Section 2 of this Agreement by any Discharger, Mitsubishi shall at its discretion, be entitled to injunctive and other equitable relief against such Discharger to end or prevent such breach and to secure enforcement of this Agreement. Resort to such equitable relief, however, shall not be construed as a waiver of any other rights or remedies which Mitsubishi may have for damages or otherwise.

          15.2 Notwithstanding Section 14.1, the Parties expressly agree that Mitsubishi may, at its discretion, seek such equitable relief in the Federal District Court for the Northern District of California. Each Party hereby consents to the jurisdiction and venue of such Court and irrevocably waives and agrees not to plead or claim in any such action or proceedings any argument or defense that such Court lacks personal jurisdiction over it or is an inconvenient forum.

          15.3 No provision of this Section 15 is intended to waive any rights or remedies granted to Veritec under the applicable provisions of U.S. bankruptcy law.

     16. TERM; EFFECTIVENESS.

          16.1 This Agreement shall become effective upon the latter to occur of both (a) the effectiveness of an order of the Bankruptcy Court (as defined in Section 16.2(A) below), reasonably acceptable in form and substance to Mitsubishi, ordering the conversion of the Veritec bankruptcy case (Case No. BK 05-41161 RJK) from Chapter 7 back to Chapter 11 and restoring possession of the estate to the debtor (the "Conversion Order"), and (b) the effectiveness of an order of the Bankruptcy Court, reasonably acceptable in form and substance to Mitsubishi, confirming the Plan (as defined in Section 16.2(A) below), including without limitation, this Agreement (the "Plan Order"). Once both the Conversion Order and the Plan Order are effective, the later date of such order effectiveness shall be deemed the "Effective Date". This Agreement, once effective, shall continue in perpetuity.

          16.2 Notwithstanding Section 16.1, the following obligations shall be effective as of the date of execution of this Agreement (the "Execution Date"):

          (A) Promptly, and in no event less than seven days after the entry of the Conversion Order, Veritec shall file with the Bankruptcy Court for the District of Minnesota (the "Bankruptcy Court") in Case No. BK 05-41161 RJK a plan of reorganization satisfactory in form and substance to Mitsubishi implementing this Agreement and the License Agreement (the "Plan").

          (B) Promptly, and in no event less than seven days after the Execution Date, Veritec shall file with the Bankruptcy Court a motion to convert the Veritec bankruptcy case (Case No. BK 05-41161 RJK) from Chapter 7 back to Chapter 11. Veritec shall file as an exhibit to the motion to convert a final draft of the Plan referred to in Section 16.2(A) above.

          (C) Mitsubishi shall use its best efforts (but not requiring any Mitsubishi funding) to cooperate with and assist Veritec in its efforts to gain Bankruptcy Court approval (i) for conversion of Veritec bankruptcy case from Chapter 7 to Chapter 11 and (ii) of the Plan.

          (D) Promptly, and in no event less than seven days after the Execution Date, the Parties shall take all actions necessary to continue any deadline for the filing of any pleading, brief or other submission in connection with the Appeal, the Lawsuit, the Contempt Proceeding, the complaint filed by VData and Vcode against Sato Corporation ("Sato") in the United District Court for the District of Minnesota, Civil Action No.: 05CV-2329JMR/JJG (the "Sato Suit") (provided that Sato presents VData and Vcode with a written certification that Sato, to the best of its knowledge, has not made and does not make products for any party other than Mitsubishi or its assignees or sublicensees (as permitted herein or the License Agreement) that infringe the Veritec Patents), and all other suits against any parties who would be protected from such suit by the covenants set forth in this Agreement upon its effectiveness (the "Other Suits") (provided that each such party presents VData and Vcode with a written certification that such party, to the best of its knowledge, has not made and does not make products for any party other than Mitsubishi or its assignees or sublicensees (as permitted herein or the License Agreement) that infringe the Veritec Patents), until no earlier than April 30, 2006.

          (1) In order to notify parties to Other Suits of the need to provide the written certification described above, VData and Vcode shall use its best effort to identify for Mitsubishi, on or before the Execution Date, the name and business address of all parties to Other Suits.

          (2) Nothing in this Section 16.2 or in the certifications to be supplied pursuant to Section 16.2 (D) above shall be read or construed as an admission or any evidence that products made by or for Mitsubishi or its assignees or sublicensees infringe the Veritec Patents.

          16.3 Upon the Effective Date, the Parties shall have the following obligations:

          (A) Promptly, and in no event less than five days after the Effective Date, Veritec shall file a stipulation of dismissal with prejudice of the Appeal.

          (B) Promptly, and in no event less than five days after the Effective Date, VData and Vcode shall jointly file a stipulation of dismissal with prejudice of the Lawsuit, the Sato Suit and any Other Suits (provided that, with respect to the Sato Suit and Other Suits only, VData and Vcode have received the written certifications described in Section 16.2(D) above).

          (C) Promptly, and in no event less than five days after the Effective Date, Mitsubishi shall file a stipulation of dismissal with prejudice of the Contempt Proceeding.

          16.4 If this Agreement does not become effective, pursuant to Section
16.1 above, within 120 days of the date set forth in the first paragraph of this Agreement, this Agreement shall become null and void and it shall have no effect.

     17. NO AGENCY RELATIONSHIP. Nothing contained in this Agreement nor anything done by any Party in the discharge of its obligations hereunder shall be deemed to constitute any Party the agent of the other in any sense.

     18. NOTICES. All notices or other communications contemplated by this Agreement shall be in writing in English and shall be sent by facsimile and registered airmail as follows:

     If to Veritec:      Veritec, Inc.
                         1430 Orkla Drive
                         Golden Valley, Minnesota 55427 USA

     If to Vcode:        Vcode Holdings, Inc.
                         1430 Orkla Drive
                         Golden Valley, Minnesota 55427 USA

     If to VData:        Rob Berman
                         General Counsel
                         Acacia Global Acquisition Corporation
                         500 Skokie Boulevard, Suite 585
                         Northbrook, IL 60062 USA

     If to Mitsubishi:   Mitsubishi Corporation
                         6-3 Marunouchi 2-Chome
                         Chiyoda-ku, Tokyo 100-8086 Japan

     With a copy to:     Steven L. Smith, Esq.
                         O'Melveny & Myers LLP
                         275 Battery Street, Suite 2600
                         San Francisco, CA 94111 USA
                         Facsimile: (415) 984-8701

     19. NO ADMISSION OF LIABILITY. Nothing in, or regarding, this Agreement shall be construed to suggest, even remotely, that Mitsubishi has engaged in any wrongful act or omission. For the avoidance of doubt, no thing in this Agreement shall be construed as an admission by Mitsubishi that it has breached any agreements between Veritec and Mitsubishi or has committed any act or omission that is unlawful or tortious under the laws of any jurisdiction.

     20. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in duplicate originals by their duly authorized representatives as of the day and year first above written.

VERITEC, INC.                           MITSUBISHI CORPORATION


By: /s/ Van Thuy Tran                   By: /s/ Y. Yatabe
    ---------------------------------       ------------------------------------
Name: Van Thuy Tran                     Name: Y. Yatabe

Its: CEO                                Its: General Manager
                                             Motor Vehicle Europe, Middle-East
Date: 1-25-06                                Africa Unit
                                        Date: 26th of January, 2006


VCODE HOLDINGS, INC.                    VDATA, LLC

                                        By: Acacia Global Acquisition
By: /s/ Van Thuy Tran                   Corporation, its sole member
    ---------------------------------
Name: Van Thuy Tran
                                        By:
Its: President                              ------------------------------------
                                        Name:
Date: 1-25-06                                 ----------------------------------
                                        Its:
                                             -----------------------------------
                                        Date:
                                              ----------------------------------

                                   EXHIBIT B

                          (FROST BROWN TODD LLC LOGO)


                         KENTUCKY-OHIO-INDIANA-TENNESSEE

                            Charles M. Pritchett, Jr.
                                  (502)568-0389
                              CPRILCHETT@FBILAW.COM

January 24, 2006

Robert W. Junghans, Esq.
2 Skillman Lane
North Oaks, MN 55127

     Re: Veritec, Inc.

Dear Mr. Junghans:

     I am writing in response to your settlement letter of January 13, 2006.

     Frost Brown Todd LLC ("FBT") agrees to waive arid release its claims against Veritec, Inc. ("Veritec") for unpaid attorneys fees and expenses incurred on Veritec's behalf in exchange for a waiver and release of any and all claims against FBT, including its former and current members and employees. I understand and acknowledge that the settlement is contingent upon Veritec obtaining the necessary approval from the Bankruptcy Court and that Veritec shall seek such approval.

     FBT's acceptance of your offer and compromise should in no way be construed as an admission of liability. FBT vigorously denies that it is liable in any way to Veritec as a result of its prior representation.

                                        Sincerely,


                                        /s/ Charles M. Pritchett, Jr.
                                        ----------------------------------------
                                        Charles M. Pritchett, Jr.

400 West Market Street, 32nd floor   Louisville, Kentucky 40202-3363   (502)589-5400-(502)581-1087 fax   www.frostbrowntodd.com

                                   EXHIBIT C

QUINN EMANUEL
865 South Figueroa Street, 10th Floor, Los Angeles, California 90017 | TEL:
213-443-3000 FAX: 213-443-3100

                                                        WRITER'S DIRECT DIAL NO.
                                                                   (213)443-3619

                                                       WRITER'S INTERNET ADDRESS
                                                     MARCROSNER@QUINNEMANUEL.COM

February 2, 2006

VIA FACSIMILE AND U.S. MAIL
763.253.0503

Van T. Tran
Chief Executive Officer
Veritec, Inc.
2445 Winnetka Avenue North
Golden Valley, MN 55427

Re: In re Veritec Chapter 7 Bankruptcy

Dear Ms. Tran:

This will confirm that Quinn Emanuel Urquhart Oliver & Hedges, LLP ("Quinn Emanuel") has agreed to compromise its claim against Veritec, Inc. ("Veritec") pursuant to the following terms and conditions:

Veritec owes Quinn Emanuel $310,845 for legal services provided by Quinn Emanuel to Veritec in a lawsuit captioned Mitsubishi Corp. v. Veritec, Inc., U.S. District Court for the Central District of California Case No.
2:05-CV-01144-ABC-FMO (the "Mitsubishi Litigation"). Quinn Emanuel no longer represents Veritec in the Mitsubishi Litigation and Veritec has substituted in new counsel to represent it in that action.

Veritec filed a petition under Chapter 11 of the Bankruptcy Code (the "Chapter 11 Proceeding") in the United States Bankruptcy Court for the District of Minnesota (the "Bankruptcy Court").

Veritec identified the $310,845 it owes to Quinn Emanuel as an undisputed creditor's claim in its Chapter 11 Proceeding.






QUINN EMANUEL URQUHART OLIVER & HEDGES, LLP
NEW YORK | 335 Madison Avenue, 17th Floor, New York, New York 10017 | TEL:
212-849-7000 FAX: 212-849-7100
SAN FRANCISCO | 50 California Street, 22nd Floor, San Francisco, California 94111 | TEL: 415-875-6600 FAX: 415-875-6700
SILICON VALLEY | 555 Twin Dolphin Drive, Suite 560, Redwood Shores, California 94065 | TEL: 650-801-5000 FAX: 650-801-5100
PALM SPRINGS | 45025 Maniton Drive, Suite 10, Indian Wells, California 92210 |
TEL: 760-345-4757 FAX: 760-345-2443
SAN DIEGO | 4445 Eastgate Mall, Suite 200, San Diego, California 92121 | TEL:
858-812-3107 FAX: 858-812-3336

Veritec's Plan of Reorganization was rejected by the Bankruptcy Court and its Chapter 11 Proceeding was converted by the Bankruptcy Court to a liquidation under Chapter 7 of the Bankruptcy Code (the "Chapter 7 Proceeding").

Veritec currently has cash of approximately $400,000.

Veritec is attempting to have the Bankruptcy Court convert the Chapter 7 Proceeding back to a reorganization under Chapter 11.

Should the Bankruptcy Court allow Veritec to convert its Chapter 7 Proceeding back to a reorganization under Chapter 11, Quinn Emanuel will accept in lieu of full payment of the $310,845 it is owed by Veritec payment of $20,000 cash.

Very truly yours,


/s/ Marc Rosner
-------------------------------------
Marc Rosner


                                        2